UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                       ☒                                                                                  Form 40-F                                       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                            ☐                                                                                    No                                ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                            ☐                                                                                    No                                ☒

Telecom Argentina S.A.

Item

1.	English translation of a letter dated November 10, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, November 10th, 2020 Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Chairman of Telecom Argentina S.A. (“Telecom Argentina”), to inform you that today Telecom Argentina made an irrevocable contribution in cash to its controlled company Micro Sistemas S.A.U., on account of the future subscription of shares of said company for a total amount of sixty million Argentine pesos (ARS 60,000,000).

Sincerely,

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 10, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations